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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ELOYALTY CORPORATION

(Name of Issuer)
Common Stock

(Title of Class of Securities)
290151307
(CUSIP Number)
December 20, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    / / Rule 13d-1(b)

    /x/ Rule 13d-1(c)

    / / Rule 13d-1(d)

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

    Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 290151307	13G	Page 2 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sutter Hill Ventures, a California Limited Partnership - 77-0287059

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA, California

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
1,106,922*

		(6)	Shared Voting Power

		(7)	Sole Dispositive Power
1,106,922*

		(8)	Shared Dispositive Power

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,106,922*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
10.86%

(12)	Type of Reporting Person (See Instructions)
PN

*
-  Includes 895,186 shares of Series B Preferred Stock acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

CUSIP No. 290151307	13G	Page 3 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Sutter Hill Associates, L.P. – 77-0440210

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA, California

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
322,078*

		(6)	Shared Voting Power

		(7)	Sole Dispositive Power
322,078*

		(8)	Shared Dispositive Power

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
322,078*

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
3.16%

(12)	Type of Reporting Person (See Instructions)
PN

*
-  Includes 322,078 shares of Series B Preferred Stock acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

CUSIP No. 290151307	13G	Page 4 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
David L. Anderson

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
111*

		(6)	Shared Voting Power
1,460,350**

		(7)	Sole Dispositive Power
111*

		(8)	Shared Dispositive Power
1,460,350**

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,460,461**

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
14.33%

(12)	Type of Reporting Person (See Instructions)
IN

*
-  Shares held by David L. Anderson as trustee for the Anderson Living Trust.

**
-  Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

CUSIP No. 290151307	13G	Page 5 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
G. Leonard Baker, Jr.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
111

		(6)	Shared Voting Power
1,460,350**

		(7)	Sole Dispositive Power
111

		(8)	Shared Dispositive Power
1,460,350**

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,460,461**

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
14.33%

(12)	Type of Reporting Person (See Instructions)
IN

**
-  Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

CUSIP No. 290151307	13G	Page 6 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
William H. Younger, Jr.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
111*

		(6)	Shared Voting Power
1,460,350**

		(7)	Sole Dispositive Power
111*

		(8)	Shared Dispositive Power
1,460,350**

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,460,461**

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
14.33%

(12)	Type of Reporting Person (See Instructions)
IN

*
-  Shares held by William H. Younger, Jr. as trustee for the Younger Living Trust.

**
-  Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

CUSIP No. 290151307	13G	Page 7 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Tench Coxe

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
152*

		(6)	Shared Voting Power
1,460,350**

		(7)	Sole Dispositive Power
152*

		(8)	Shared Dispositive Power
1,460,350**

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,460,502**

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
14.33%

(12)	Type of Reporting Person (See Instructions)
IN

*
-  Shares held by Tench Coxe as trustee for the Coxe/Otus Revocable Trust.

**
-  Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

CUSIP No. 290151307	13G	Page 8 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Gregory P. Sands

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power

		(6)	Shared Voting Power
1,460,350**

		(7)	Sole Dispositive Power

		(8)	Shared Dispositive Power
1,460,350**

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,460,350**

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
14.33%

(12)	Type of Reporting Person (See Instructions)
IN

**
-  Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

CUSIP No. 290151307	13G	Page 9 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James C. Gaither

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power

		(6)	Shared Voting Power
1,460,350**

		(7)	Sole Dispositive Power

		(8)	Shared Dispositive Power
1,460,350**

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,460,350**

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
14.33%

(12)	Type of Reporting Person (See Instructions)
IN

**
-  Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

CUSIP No. 290151307	13G	Page 10 of 16 Pages

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James N. White

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Citizenship or Place of Organization
USA

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power

		(6)	Shared Voting Power
1,460,350**

		(7)	Sole Dispositive Power

		(8)	Shared Dispositive Power
1,460,350**

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
1,460,350**

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) / /

(11)	Percent of Class Represented by Amount in Row (9)
14.33%

(12)	Type of Reporting Person (See Instructions)
IN

**
-  Includes 1,248,536 shares of Series B Preferred Stock held by Sutter Hill Ventures, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P., and Sutter Hill Entrepreneurs Fund (QP), L.P. acquired on December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2002.

ITEM 1.

(a)	Name of Issuer
eLoyalty Corporation

(b)	Address of Issuer's Principal Executive Offices
150 Field Drive, Suite 250 Lake Forest, IL 60045

ITEM 2.

(a)	Name of Person Filing
Exhibit A is hereby incorporated by reference

(b)	Address of Principal Business Office or, if none, Residence
See Exhibit A

(c)	Citizenship
See Exhibit A

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
290151307

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:  N/A

(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
See Exhibit A which is hereby incorporated by reference and related pages 2 to 13.

(b)	Percent of class:

See Exhibit A which is hereby incorporated by reference and related pages 2 to 13.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

	(ii)	Shared power to vote or to direct the vote

	(iii)	Sole power to dispose or to direct the disposition of

	(iv)	Shared power to dispose or to direct the disposition of

See Exhibit A and related pages 2 to 10. Messrs. Anderson, Baker, Younger, Coxe, Sands, White and Gaither are the managing directors of the general partner of Sutter Hill Ventures, Sutter Hill Associates, L.P., Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share the voting and disposition powers over the shares held by the partnerships.

Instruction: For computations regarding securities which represent a right to acquire an underlying security see Section 240.13d-3(d)(1).

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS  N/A

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  / /

Instruction: Dissolution of a group requires a response to this item.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON  N/A

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY  N/A

     If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP  N/A

     If a group has filed this schedule pursuant to Section 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF A GROUP  N/A

     Notice of a dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

ITEM 10. CERTIFICATION

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of each of us.

December 28, 2001
SUTTER HILL VENTURES, a California Limited Partnership
By:	/s/ G. LEONARD BAKER, JR. Title: Managing Director of the General Partner
SUTTER HILL ASSOCIATES, L.P.
By:	/s/ G. LEONARD BAKER, JR. Title: General Partner
* David L. Anderson
/s/ G. LEONARD BAKER, JR. G. Leonard Baker, Jr.
* William H. Younger, Jr.
* Tench Coxe
* Gregory P. Sands
* James C. Gaither
* James N. White
*By: /s/ G. LEONARD BAKER, JR. G. Leonard Baker, Jr., Attorney in Fact

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints G. Leonard Baker, Jr. as his true and lawful attorneys-in-fact and agents, with full power of substitution and re substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Schedule 13G, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ DAVID L. ANDERSON David L. Anderson
/s/ WILLIAM H. YOUNGER, JR. William H. Younger, Jr.
/s/ TENCH COXE Tench Coxe
/s/ GREGORY P. SANDS Gregory P. Sands
/s/ JAMES C. GAITHER James C. Gaither
/s/ JAMES N. WHITE James N. White

EXHIBIT A TO SCHEDULE 13G—ELOYALTY CORP.

	Aggregate Number of Shares Beneficially Owned
Name of Originator
	Individual	Aggregate
Sutter Hill Ventures, A California Limited Partnership	1,106,922(1)	1,106,922(1)
Sutter Hill Associates, L.P.	322,078(2)	322,078(2)
David L. Anderson *	111(3)	1,460,461(4)
G. Leonard Baker, Jr. *	111	1,460,461(4)
William H. Younger, Jr. *	111(5)	1,460,461(4)
Tench Coxe *	152(6)	1,460,502(4)
Gregory P. Sands *	0	1,460,350(4)
James C. Gaither *	0	1,460,350(4)
James N. White *	0	1,460,350(4)
Sutter Hill Entrepreneurs Fund (AI), L.P.	8,876(7)	8,876(7)
Sutter Hill Entrepreneurs Fund (QP), L.P.	22,474(8)	22,474(8)

    The address for all of the above is: 755 Page Mill Road, Suite A-200, Palo Alto, CA 94304

    The six partnerships are organized in California, and the individuals are all U.S. citizens and residents.

    None of the above have been convicted in any criminal proceedings nor have they been subject to judgements, decrees, or final orders enjoining future violations of Federal or State securities laws.

    All of the parties are individuals or entities in the venture capital business.

(1)
Includes 895,186 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2001.

(2)
Includes 322,078 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2001.

(3)
Shares held by David L. Anderson as trustee for the Anderson Living Trust.

(4)
Includes 1,248,536 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2001.

(5)
Shares held by William H. Younger, Jr. as trustee for the Younger Living Trust.

(6)
Shares held by Tench Coxe as trustee for the Coxe/Otus Revocable Trust.

(7)
Includes 8,854 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2001.

(8)
Includes 22,418 shares of Series B Preferred stock acquired December 20, 2001, which are convertible on a one-to-one basis into shares of Common Stock of eLoyalty on or after March 20, 2001.

*
-  The Aggregate column includes individual shares plus partnership shares. Partnerships are: Sutter Hill Ventures, A California Limited Partnership; Sutter Hill Associates, L.P.; Sutter Hill Entrepreneurs Fund (AI), L.P.; and Sutter Hill Entrepreneurs Fund (QP), L.P. The reporting person disclaims beneficial interest in these partnerships' shares except as to his pecuniary interest in the partnerships.

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  ITEM 1.
  ITEM 2.
  ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: N/A
  ITEM 4. OWNERSHIP
  ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS N/A
  ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON N/A
  ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY N/A
  ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP N/A
  ITEM 9. NOTICE OF DISSOLUTION OF A GROUP N/A
  ITEM 10. CERTIFICATION
SIGNATURE
EXHIBIT A TO SCHEDULE 13G—ELOYALTY CORP.